HAEMACURE CORPORATION


                                                         For immediate release

                                  PRESS RELEASE


                        HAEMACURE ANNOUNCES A $2,300,250
                        FINANCIAL SETTLEMENT WITH BAXTER


Montreal, Quebec (Canada) September 5, 2001 - Haemacure Corporation today announced that it reached a settlement with the supplier of Hemaseel APR, Baxter International, regarding disputes on the cost of the product and other financial issues under the parties Manufacturing Agreement.

The settlement amount of $2,300,250 was credited against the license fee of $3,833,750 which was payable to Baxter on July 2001. The remaining $1,533,500 will be paid to Baxter under the terms of the agreement.

The settlement was the result of a cost review conducted by the Trustee appointed by the U.S. Federal Trade Commission at Haemacure's request. Further, Baxter and Haemacure agreed upon fixed prices, in U.S. dollar for the product, for the remainder of the Manufacturing Agreement.

Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange. The Company became a reporting company with the U.S. Securities Exchange Commission.

All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition, and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.


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Source:                      HAEMACURE CORPORATION

Toronto Stock Exchange:      TSE:HAE

Contacts:  Mr. Marc Paquin        Mr. James Roberts         Mr. Clement Gagnon
           President and CEO      VP Finance & Admin., CFO  President
           Haemacure Corporation  Haemacure Corporation     CGE Communication
           Tel.: (941) 364-3700   Tel.: (941) 364-3700        Group
                                                            Tel.: (514) 987-1455